UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 19, 2019, Jiehui Fan resigned her position as a director of the Board of Directors (the “Board”) and Chairwoman of the Audit Committee of Huitao Technology Co., Ltd. (the “Company”). Ms. Fan’s resignation did not result from any disagreement with the Company.

On the same day, Xiaoyuan Zhang was appointed as a director of the Board and the Chairwoman of the Audit Committee to fill in the vacancy created by Ms. Fan’s resignation effective immediately.

Ms. Zhang has served as the Chief Financial Officer and Treasurer of Senmiao Technology Limited (Nasdaq: AIHS) since September 2018. From October 2010 to September 2018, Ms. Zhang served as Senior Auditor and Assurance Manager of Ernst & Young Hua Ming LLP, Chengdu Branch, where she participated in audits of several public companies listed in China, Hong Kong and Singapore, as well as large state-owned and foreign investment enterprises. Ms. Zhang received her dual bachelor’s degrees in accounting and law from Southwestern University of Finance and Economics in Chengdu, China. Ms. Zhang is an intermediate accountant and a Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

Ms. Zhang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Zhang had, or will have, a direct or indirect material interest.

The Company entered into a Director Agreement with Ms. Zhang pursuant to which Ms. Zhang shall receive an annual compensation of $10,000. The Director Agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

(d) Exhibits

Exhibit No.	Description

99.1	Director Agreement by and between Xiaoyuan Zhang and Huitao Technology Co., Ltd. dated July 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2019

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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